UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: August 11, 2005

August 11, 2005

CAMTEK LTD. ANNOUNCES 2005 SECOND QUARTER RESULTS

Sales to Semiconductor Industry Doubled

Revenues Reached $16.7 Million Representing an 83% Sequential Growth;
Gross Margin – 50%, Net Income – $1.5 million, EPS – $0.05

MIGDAL HAEMEK, Israel - August 11, 2005 - Camtek Ltd. (NASDAQ: CAMT), today announced results for the second quarter ended June 30, 2005.

Revenues for the second quarter of 2005 were $16.7 million. This represents a slight decrease of 3.7% from $17.4 million as reported in the second quarter of 2004, and sequentially up 83% from $9.1 million as reported in the first quarter of 2005. Gross profit margin for the second quarter of 2005 was 50%, compared to 52% for the second quarter of 2004, and 41% for the first quarter of 2005. The Company reported second quarter net income of $1.5 million, or $0.05 per share, compared to a net income of $3.2 million, or $0.12 per share, in the second quarter of last year, and a loss of $2.4 million, or $(0.09) per share, in the first quarter of 2005.

“Our revenues are back at the run rate which we saw during 2004, which was a very good year for us,” commented Rafi Amit, Camtek’s CEO. “Returning to this revenue level has improved our profitability, bringing our gross margins back to around the 50% level, within our normal range. A major factor in this profitability increase was the impressively growing contribution of our sales to the semiconductor manufacturing and packaging industry. We achieved this margin despite pricing pressure and fierce competition, in the PCB industry. In fact, revenues from the Falcon, our family of wafer inspection systems, nearly doubled from last quarter, amounting to $3.8 million, or 23% of our income in the quarter. We have also expanded our customer base with several leading international Integrated Device Manufacturers, who evaluated the Falcon against competing products and selected it predominantly based on its performance.”

Mr. Amit continued: “Because of our improved results, we recorded a net positive cash flow from operation of $3.4 million, taking our net cash reserves to $7.6 million. In addition, we announced earlier this week the investment of $5 million in Camtek by FIMI Opportunity Fund, a prominent Israeli investment fund, through a five year convertible loan, which will further increase our cash reserves providing us with ample working capital for executing our growth plans.”

Mr. Amit concluded, “Looking ahead, we see the relative weight of revenues from the semiconductor manufacturing and packaging industries continues to increase.  This trend results from growing revenues from the semiconductor sector combined with continuous pressure on prices in the PCB sector of our business.

Current sales activity, in terms of incoming orders and hot prospects, seems to run at a similar rate to the second quarter, though we also see indications of a further potential improvement in the semiconductor manufacturing and packaging market in the fourth quarter of 2005. It is however too early to predict the expected revenues in each of the coming quarters, as is currently typical to our marketplace, shipping and installation dates are determined within a notice of days, causing revenues recognition to shift from quarter to quarter.”

Camtek will hold a conference call on Thursday, August 11, 2005 at 11:00 EDT (for other time zones see below). Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers below.

US:	1-(866) 500-4964	11:00 a.m. EDT
UK:	0-(800) 169-8104	4:00 p.m. London time
Israel & International:	+972 3 925-5910	18:00 Israel time

The teleconference will be available for replay for 14 days on Camtek’s website at http://www.camtek.co.il/, beginning 48 hours after the call.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Gelbart-Kahana International Ehud
Tel: +972-4-604-8308	Noam Yellin	Helft / Kenny Green
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

CAMTEK Ltd.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2004	June 30, 2005

ASSETS

Current assets:
Cash and cash equivalents	9,141	9,902
Accounts receivable - trade, net of allowance of $2,236 and $2,362	22,078	17,639
Inventories	24,892	23,725
Due from affiliates	479	495
Other current assets	2,093	2,251

Total current assets	58,683	54,012

Fixed assets, net	9,960	9,924

	68,643	63,936

LIABILITIES

Current liabilities:
Short-term bank credit	2,335	2,300
Accounts payable	8,215	5,178
Other current liabilities	8,095	7,263

Total current liabilities	18,645	14,741

Accrued severance pay, net of amounts funded	222	222

Total liabilities	18,867	14,963

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,085,766 in 2004 and 28,093,116 in 2005, outstanding 27,074,147
in 2004 and 27,081,497 in 2005	125	125
Additional paid-in capital	43,732	43,743
Unearned compensation	(363)	(291)
Retained earnings	7,275	6,389
Treasury stock, at cost (1,011,619 shares in 2004 and 2005)	(993)	(993)

	49,776	48,973

	68,643	63,936

CAMTEK Ltd.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2004	2005	2004	2005

Revenues	67,419	17,419	16,771	30,494	25,912

Cost of revenues	31,361	8,358	8,435	14,470	13,809

Gross profit	36,058	9,061	8,336	16,024	12,103

Research and development costs	7,328	1,935	2,043	3,611	3,862
Selling, general and administrative expenses	15,953	3,780	4,844	7,293	8,819

Operating expenses	23,281	5,715	6,887	10,904	12,681

Aborted issuance expenses	1,122	-	-	-	-

Operating income (loss)	11,655	3,346	1,449	5,120	(578)

Financial and other income, net	(359)	(130)	53	(64)	(308)

Income (loss) before income taxes	11,296	3,216	1,502	5,056	(886)

Provision for income taxes	(499)	-	-	533	-

Net income (loss)	10,797	3,216	1,502	4,523	(886)

Net income (loss) per ordinary share:

Basic	0.40	0.12	0.06	0.17	(0.03)

Diluted	0.39	0.12	0.05	0.16	(0.03)

Weighted average number of ordinary shares
outstanding:

Basic	27,114	27,056	27,205	27,055	27,203

Diluted	27,800	27,860	27,496	27,846	27,495